Exhibit 99.3

Form of Proxy Card
B.O.S. BETTER ONLINE SOLUTIONS LTD.
PROXY FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD DECEMBER 20, 2011

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned acknowledges receipt of the Notice of Annual And Special General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

Certain items require an indication of “Personal Interest” (as defined under the Israeli Companies Law) in the resolution. Unless indicated otherwise, by signing this Proxy, the undersigned hereby explicitly certifies that it has no "Personal Interest" in the applicable item.

For information regarding the definition of “Personal Interest”, see the “Votes Required” section in Page 4 of the Proxy Statement.

(Continued and to be signed on the reverse side.)

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

B.O.S. BETTER ONLINE SOLUTIONS LTD.

December 20, 2011

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

i Please detach along perforated line and mail in the envelope provided. i

20532323333333330000 5	122011

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
					FOR	AGAINST	ABSTAIN
1.	Proposal to elect the following persons to the Company’s Board of Directors, each to serve until the close of the next Annual Meeting.		2.	Proposal to re-elect Mr. David Golan as an External Director of the Company (as such term is defined in the Israeli Companies Law) to hold office for an additional three year term.	☐	☐	☐
					YES	NO
		NOMINEES:	DO YOU HAVE A PERSONAL INTEREST IN THE ABOVE PROPOSAL TWO.		☐	☐
☐ ☐ ☐	FOR ALL NOMINEES WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT (See instructions below)	m Edouard Cukierman m Joel Adler m Guillaume Binder m Luis Gutierrez Roy m Ronen Zavlik			FOR	AGAINST	ABSTAIN
			3.	Proposal to elect Ms. Orit Nir Schwartz to serve as an External Director (as defined in the Israeli Companies Law), to hold office for a period of three years.	☐	☐	☐
					YES	NO
			DO YOU HAVE A PERSONAL INTEREST IN THE ABOVE PROPOSAL THREE.		☐	☐
					FOR	AGAINST	ABSTAIN
			4.	Proposal to ratify and approve compensation to our External Directors, as described in the Proxy Statement.	☐	☐	☐

			5.	Proposal to ratify and approve compensation to our Directors (excluding External Directors), as described in the Proxy Statement.	☐	☐	☐

			6.	Proposal to approve amendments to the Company’s Articles of Association, as described in the proxy statement.	☐	☐	☐
INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●
			7.	Proposal to approve amended indemnification and exemption in favor of the Company’s directors and officers.	☐	☐	☐

			8.	Proposal to ratify and approve liability insurance covering our directors and officers.	☐	☐	☐

			9.	Proposal to approve amendments to Convertible Loan Agreements between the Company and certain lenders, and an amendment to the related warrants, as described in the proxy statement.	☐	☐	☐

			10.	Proposal to approve an Active Chairman Agreement between the Company and Mr. Edouard Cukierman, the Company’s Chairman of the Board, as described in the proxy statement.	☐	☐	☐

			11.	Proposal to approve an increase to the number of options available for issuance under the Company’s 2003 Israeli Share Option Plan.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.		☐	12.
Proposal to reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company’s Independent Auditors for the year ending December 31, 2011 and for such additional period until the next annual general meeting of shareholders.
					☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.